Atna Reports Third Quarter Financials and Highlights

Vancouver, B.C. (November 10, 2006) Atna Resources Ltd. (ATN:TSX) (the Company) is pleased to release its interim consolidated financial statements, prepared without audit, for the nine-months ended September 30, 2006, and the Management’s Discussion and Analysis (MD&A) dated November 2, 2006. The following summarizes information contained in the interim consolidated financial statements and MD&A, both of which can be found on the Company’s website link at http://www.atna.com/s/FinancialStatements.asp. and on the SEDAR website at http://www.sedar.com.

Highlights from the Quarter

•	Diamond drilling commenced at the Jarbidge Project.
•	Pinson Mining Company (PMC), a subsidiary of Barrick Gold Corporation, completed permit transfer and bonding for continued work at Pinson.
•	Meridian Gold to commence work at Clover in fourth quarter 2006.
•	Cash and cash equivalents totaled $13.4 million at September 30, 2006.

Results of Operations

For the nine-month period ended September 30, 2006, acquisition and exploration expenditures totalled $3,043,696 (2005 - $7,653,341), of which $2,578,256 (2005 - $7,478,408) were attributed to the Pinson project and $331,972 (2005 - $104,755) were attributed to the Jarbidge project. The decrease in exploration expenditures on the Pinson project was due to the fact that effective April 2006, PMC became operator of the project and will pay for the next US$30,000,000 of exploration and pre-production expenditures. The Company recovered costs of $1,111,847 (2005 - $65,898) primarily on the Pinson project, received option payments of $28,171 (2005 - $81,045) on the Celeste project, and incurred a write-off of $136,015 (2005 - Nil) on the Sno project.

General and administrative expenses of $2,182,666 (2005 - $1,014,233) represented an increase of $1,168,433 over the previous period. The most significant components of the increase were: wages and benefits of $422,887 (2005 - $138,151) as a result of hiring an additional full-time employee, an increase in salaries, the granting of bonuses to management and employees, and a change in the allocations in reporting salaries and wages from the previous period; exploration and business development of $169,058 (2005 - $60,504) as a result of the Company’s focus on growth opportunities through the evaluation of properties and companies with the potential to add value through mergers or acquisitions; legal and audit costs of $127,018 (2005 - $37,668) as a result additional accounting and legal costs incurred in meeting corporate governance requirements, for services rendered on the Pinson and Wolverine projects and general corporate matters; and, stock-based compensation of $902,341 (2005 - $83,370), a non-cash item.

The gain on sale of marketable securities of $1,684,206 (2005 - $323,002) represented an increase of $1,136,204 over the previous period. The increase was as a result of the gain on sale of Yukon Zinc Corp., Pacifica Resources Corp. and Silver Quest Resources shares during the current period. Interest income of $587,741 (2005 - $181,477) represented an increase of $406,264 over the previous period which was as a result of having a greater amount of funds on deposit, investing of a certain portion of the funds in longer term financial instruments, and an adjustment to reporting certain short-term investments at market value.

Outlook

Pinson Mining Company (PMC) continues to consider options for further exploration and development of the Pinson property and will advise Atna when a work program is implemented. Atna holds a 70% interest in the property and PMC has a 30% interest. PMC may earn an additional 40% interest in the property, increasing their total interest to 70% and reducing Atna to 30%, by spending US$30 million on exploration and development of the property before April, 2009.

Drilling will continue with two machines at Jarbidge until weather forces closure for the winter season, probably about mid November. Progress has been slow due to difficult drilling in intensely altered volcanic rocks and the scarcity of personnel to operate the drills. Many of the first priority drill targets are unlikely to be tested before the season ends. Thus, we anticipate continuing the program next field season.

The Company anticipates completing the Clover agreement with Meridian during the final quarter. Meridian is expected to initiate work but is unlikely to drill until the snow clears in late spring.

The Company continues to evaluate new exploration, acquisition, and merger opportunities for gold, mainly in Nevada and NAFTA countries.

For further information contact:

Atna Resources Ltd.: Deanna McDonald, Corporate Communications Manager & Geologist
Telephone: (604) 684-2285; Fax: (604) 684-8887; E-mail: dmcdonald@atna.com; Website: www.atna.com